[LOGO]     Koor Industries Ltd.


         Koor Industries Ltd. Reports Fourth Quarter and Full Year 2003
                              Consolidated Results

o    2003 Net income $10.6 million, compared to $175 million net loss in 2002
o    Strong improvement YoY in all operating factors
o    Strong operating cash-flow at both consolidated and solo level

ROSH HA'AYIN, Israel - March 30, 2004 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli investment holding company, reported today its consolidated financial results for the fourth quarter and twelve months ended December 31, 2003.

Fourth Quarter 2003 Results
Revenues from consolidated companies (not including ECI Telecom (NASDAQ: ECIL), which is accounted for on an equity basis) for the fourth quarter totaled $433.4 million, compared to $370.2 million for the fourth quarter of 2002, a 17% increase. The increase in revenues is mainly due to a substantial increase in the revenues of consolidated Makhteshim Agan Industries (TASE: MAIN) and a slight increase of the Sheraton Moriah hotel chain's revenues, partially offset by a decline in the revenues of the Elisra Group.

Operating profit from consolidated companies for the fourth quarter was $52.9 million, compared to $6.4 million for the same period in 2002, a 720% increase. Operating profit for the quarter, as a percent of revenues, was 12%, substantially higher than the 2% operating margin for the same period in 2002. The increase in the operating profit is mainly due to the Quarter-over-quarter increase in the operating results of all consolidated companies - Makhteshim Agan, Elisra Group, Telrad Networks, and Sheraton Moriah.

Net Income for the quarter was $2.6 million or $0.17 per diluted ordinary share and $0.03 per American Depositary Share ("ADS"). This is compared with a net profit of $26.9 million or $1.77 per diluted ordinary share and $0.35 per ADS for the fourth quarter of 2002. Net income for the fourth quarter of 2002 included a capital gain of $77 million from the sale of 30% of Elisra to Elta Systems Ltd., a wholly owned subsidiary of Israel Aircraft Industries.

Commenting on these results, Jonathan Kolber, Chief Executive Officer of Koor Industries said: "We are pleased to report our fifth sequential profitable quarter, and first profitable year after two years of losses."

Yuval Yanai, Senior Vice President and CFO added: "This year, in addition to the net profit, we generated a substantial cash flow - both at the group and corporate level. The main companies in the group - Makhteshim Agan, ECI Telecom, Telrad and Koor Corporate repaid over $480 m in bank debt this year, substantially improving our consolidated and respective balance sheets."

Mr. Kolber continued: "Our main holdings continue to reap the rewards of the efficiency measures implemented during the last three years, and are identifying and meeting new opportunities in each market."

"Makhteshim Agan continues to enjoy exceptional growth, primarily due to its acquisition strategy, which focuses on Europe and North America. Our two telecom holdings, ECI Telecom and Telrad Networks, are beginning to feel the rewards of the restructuring process implemented and the gradual changes in the business environment in which they operate."

"Knafaim Arkia Holdings, where we hold 28%, is taking bold steps with regards to investing and acquiring control of Israel's national airline - El-Al". He continued "The Elisra Group continues to take steps to streamline activities to adapt to a challenging environment, while identifying new markets and opportunities".

Full Year 2003 Results
Revenues from consolidated companies (not including ECI Telecom [NASDAQ: ECIL], which is accounted for on an equity basis) for the year totaled $1,756.2 million, compared to $1,621.3 million for the same period last year, an 8% increase.

Operating income from consolidated companies for the year 2003 was $204.7 million, compared to $109.6 million for the same period in 2002, a 87% increase. Operating income for the year, as a percent of revenues, was 12%, substantially higher than the 7% operating margin for the same period in 2002. The increase in the operating income is mainly due to the increased operating profit of Makhteshim Agan, Telrad Networks, and Sheraton Moriah.

Net Income for the fiscal year 2003 was $10.6 million or $0.67 per diluted ordinary share and $0.13 per ADS. This is compared with a net loss of $175.1 million or $11.54 loss per diluted ordinary share and $2.31 loss per ADS for the fourth quarter of 2002. Net loss for the first quarter of 2002 includes a special accounting item due to reclassification of Shareholders' Equity item "foreign currency translation adjustments" as "Retained Earnings" of $89.3 million, without affecting the company's Shareholders' Equity.

RESULTS OF KEY HOLDINGS
ECI Telecom
Revenues in the fourth quarter of 2003 were $109 million compared to $102 million in the third quarter and $137 million in the fourth quarter of 2002. Revenues in the fourth quarter of 2002 included revenues from ECI's NGTS Division, which was subsequently spun off. Operating loss for the fourth quarter was $11.0 million compared to an operating loss of $16.8 million in the third quarter and an operating loss of $7.8 million in the fourth quarter of 2002. Net loss for the fourth quarter of 2003 was $13.6 million compared to a net loss of $7.0 million in the fourth quarter of 2002.

After the end of the quarter, ECtel Ltd. (NASDAQ: ECTX), in which ECI holds a 58% interest, signed a definitive agreement for the sale of its government business to Verint Systems Inc. (NASDAQ: VRNT). ECI reported the results of operations of the government business under "discontinued" operations in all reported periods. Excluding ECtel, ECI's revenues in the fourth quarter of 2003 were $103 million, up 9% from the third quarter. The net loss for the fourth quarter, excluding ECtel, was $6.8 million, compared to a net loss of $7.9 million in the third quarter of 2003.

ECI continued to generate positive cash flow from operations and ended the year with cash, cash equivalents, short and long term investments in deposits and marketable securities totaling $256 million.

Revenues for 2003 were $421 million compared to $603 million for 2002. Revenues in 2002 included revenues from the NGTS division which was spun off in 2003. The operating loss was $68.2 million, compared to an operating loss of $71.6 million last year. The net loss was $71.0 million compared to a net loss of $155.7 million.

Excluding the impact of ECtel, as well as special items (consisting of a $6.6 million provision for a specific doubtful account, $8.4 million in restructuring expenses, $2.5 million in discontinued operations associated with InnoWave, and $0.7 million impairment of assets), the net loss in 2003 was $29.1 million, compared to a net loss of $52.9 million (excluding a $34 million provision for a specific doubtful account, $77.4 million in discontinued operations associated with InnoWave, and $1.5 million impairment of assets) in 2002.

Subsequent to the balance sheet date, ECI announced that it intends to distribute 7.6 million of its shares in ECtel Ltd. (Nasdaq: ECTX) (approximately 42% of ECTel) to its shareholders. After the distribution, ECI will hold approximately 16% of ECtel. Koor, together with ECI's other shareholders, signed an agreement committing to not sell the ECtel shares received for the 12 months following receipt of the shares.

Makhteshim-Agan Industries
Revenues for the fourth quarter totaled $293.5 million, compared to $219.9 million for the same period in 2002, a 33% increase. Operating profit for the quarter was $49.6 million, or 17% of revenues, compared to $27.9 million, or 13% of revenues in the same period in 2002, a 78% increase. Net profit for the quarter totaled $23.9 million, compared to $11.2 million for the fourth quarter of 2002, a 114% increase.

Revenues for full year 2003 totaled $1,177.2 million, compared to $890.9 million for the same period in 2002, a 32% increase. Operating profit for the period was $212.4 million, or 18% of revenues, compared to $139.1 million, or 16% of revenues in the same period in 2002, a 53% increase. Net profit for the year was $102.8 million, compared to $60.1 million for the same period last year, a 71% increase.

Revenues to Europe in 2003 accounted for 44.7% of total sales, compared with 39.3% in 2002; Revenues to North America increased by 21.1%, mainly due to the launching of the new direct marketing channels in the US and the introduction of a new product - Bumper (propiconazole). Revenues to South America increased by $59.9 million compared with last year, mainly in Brazil, where the recovering economy and the strengthening currency, as well as an enhanced product portfolio, contributed to the improved results.

Elisra Group
Revenues for the fourth quarter totaled $71.5 million, compared to $83.0 million for the same period in 2002, a 14% decline. Operating loss for the quarter was $3.1 million, compared to a $0.1 million operating profit in the fourth quarter of 2002. Net profit for the quarter was $0.5 million, compared to a $8.9 million net loss for the same period last year.

In November 2003, Elisra's management decided to accept the tender offer made by a group of investors to all of the shareholders, to purchase the BVR shares, and realized its holdings in the shares of BVR for total proceeds of approximately 1 million dollars. As a result of the transaction, a capital gain of approximately
2.8 million dollars was recorded in the fourth quarter of 2003. As a result of the sale, Elisra recorded BVR's results under "discontinued" operations in all reported periods.

Revenues for fiscal year 2003, with BVR reclassified under discontinued operations, totaled $282.3 million, compared to $335.1 million for the same period in 2002, a 16% decline. Operating loss for the year was $8.6 million, compared to a $18.9 million operating profit in full year 2002. Net loss for the full year of 2003 was $3.5 million, compared to a $0.6 million net profit for the same period last year.

Telrad Networks
Revenues for the fourth quarter totaled $34.2 million, compared to $34.1 million for the fourth quarter 2002, a slight increase compared to the fourth quarter last year. Operating profit for the quarter was $0.9 million compared to a $9.9 million operating loss in the fourth quarter of 2002. Net profit for the quarter was $0.1 million compared to a net loss of $10.0 million for the fourth quarter of 2002.

Revenues for the full year 2003 totaled $149.8 million, compared to $140.2 million for the same period last year, a 7% increase. Operating profit for the full year 2003 was $3.0 million compared to a $35.1 million operating loss for the same period last year, a substantial improvement. Net profit for the full year was $1.3 million compared to a net loss of $74.5 million for the same period last year.

Conference call details:
Date: March 31, 2003
Time: 11:00 am EDT (16:00 UK, 18:00 Israel)
US phone: 1-866-860-9642; Canada phone: 1-866-485-2399
UK phone: 0-800-917-5108; Israel phone: 03-9180610
Replay no. (till April 21, 2004): 1-866-500-4953 (US), +972
     (0) 3-925-5902 (International)

********************* Financial Tables Follow *********************

About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

For further information, please contact:
Yuval Yanai
Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 9008 310
Fax. +9723 9008 313
www.koor.com


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Koor Industries Ltd.                                                                             (AN ISRAELI CORPORATION)
---------------------------------------------------- ----------------- -- ------------------------------------------------
Condensed Consolidated Statement of Operations
                                                                                  Twelve months ended
                                                                                       December
                                                                       2003                   2002                   2001
                                                              --------------    -------------------    -------------------
                                                                  UnAudited              UnAudited              UnAudited
                                                              --------------    -------------------    -------------------
                                                                                Convenience translation
                                                                              (U.S. dollars in thousands)

Income from sales and services                                    1,756,207              1,621,327              1,704,366
Cost of sales and services                                        1,231,547              1,213,926              1,316,667
                                                              --------------    -------------------    -------------------
Gross Profit                                                        524,660                407,401                387,699

Selling and marketing expenses                                      214,765                186,065                186,139
General and administrative                                          105,217                111,753                119,706
Operating earnings                                                  204,678                109,583                 81,854

Finance expenses, net                                                52,112                 93,272                 98,752
                                                                    152,566                 16,311                -16,898

Other income (expenses)                                             -50,176                  1,330               -142,193

Transfer to statement of income of  translation
differences of autonomous investee in voluntary
liquidation                                                                                -89,267

Earnings before taxes on income                                     102,390                -71,626               -159,091

Taxes on income                                                      19,496                 32,240                  8,867
                                                              --------------    -------------------    -------------------
                                                                     82,894               -103,866               -167,958

Equity in results of affiliates, net                                -25,993                -57,568               -432,639
                                                                     56,901               -161,434               -600,597

Minority interest in subsidiaries, net                              -46,314                -13,713                  1,911

Net earnings (loss) from  continuing activities                      10,587               -175,147               -598,686

Result of discontinued  activities, net                                                                            -6,687

                                                              --------------    -------------------    -------------------
Net loss for the period                                              10,587               -175,147               -605,373
                                                              ==============    ===================    ===================

Basic earning (loss) per Ordinary Share (in $):
per share                                                              0.67                 -11.54                 -39.42
                                                                       ----                 ------                 ------
Per ADS                                                                0.13                  -2.31                  -7.88
                                                                       ----                 ------                 ------

Weighted  average shares outstanding (in thousands) for
earnings per share                                                   15,717                 15,173                 15,188
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Koor Industries Ltd.                                                        (AN ISRAELI CORPORATION)
-----------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet
                                                              December 31           December 31
                                                                     2003                  2002
                                                        ------------------    ------------------
                                                                Unaudited             Unaudited
                                                        ------------------    ------------------
                                                                Convenience translation
Assets                                                        (U.S. dollars in thousands)
Current Assets:
Cash and cash equivalents                                         135,511               180,429
Short-term deposits and investments                                83,765               237,151
Trade Receivables                                                 468,705               453,728
Other accounts receivable                                         103,259               103,425
Assets designed for sale                                            9,711                 9,863
Inventories and work in progress, net                             430,636               450,271
                                                                  --------              --------
Total current assets                                            1,231,587             1,434,867

Investments and Long-Term Receivables                             325,907               368,311

Fixed Assets, net                                                 668,738               717,027

Other Assets, net                                                 484,377               547,344
                                                        ------------------    ------------------
                                                                2,710,609             3,067,549
                                                        ==================    ==================

Liabilities and Shareholders` Equity
Current Liabilities:
Credit from banks and others                                      360,220               528,773
Trade payables                                                    306,641               270,195
Other payables                                                    290,070               318,441
Customer advances, net                                             35,725                52,491
                                                                  --------              --------
Total current liabilities                                         992,656             1,169,900
                                                                  --------              --------

Long-Term Liabilities:
Long-Term Loans                                                   712,454               900,222
Debentures                                                         77,705                90,777
Customer advances                                                  44,324                60,035
Deferred taxes on income                                           45,624                44,633
Accrued employee rights upon retirement                            43,846                58,530
                                                                  --------              --------
Total long-term liabilities                                       923,953             1,154,197

Minority Interests                                                396,559               349,031

Shareholders` Equity                                              397,441               394,421

                                                        ------------------    ------------------
                                                                2,710,609             3,067,549
                                                        ==================    ==================

Shares outstanding (in thousands)                                  15,741                15,173
Shareholders equity per ordinary share                              25.25                 25.99
Shareholders equity per ADS                                          5.05                  5.20
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